Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Three Months Ended March 31, 2007
	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$107,495	$88,169	$108,601	$156,379	$189,404	$48,939
Fixed charges	33,344	39,779	41,657	56,656	60,599	15,641
Amortization of capitalized interest	471	462	463	465	475	131
Distributed income of equity investees	—	—	—	3,300	4,125	1,100
Capitalized interest	(231)	(102)	(426)	(817)	(2,371)	(897)

Total earnings	$141,079	$128,308	$150,295	$215,983	$252,232	$64,914

FIXED CHARGES:
Interest expense	$22,907	$36,597	$37,893	$52,554	$55,107	$13,970
Capitalized interest	231	102	426	817	2,371	897
Debt expense amortization	9,950	2,830	3,056	2,871	2,681	645
Rent expense representative of interest factor	256	250	282	414	440	129

Total fixed charges	$33,344	$39,779	$41,657	$56,656	$60,599	$15,641

Ratio of earnings to fixed charges	4.2	3.2	3.6	3.8	4.2	4.2

*	Excludes income from equity investments and minority interest expense.